EXHIBIT 12
DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                       Six Months Ended
                                          April 30         Year Ended October 31
                                       1995         1994    1994           1993
                                                       (In thousands of dollars)
Earnings:
   Income (loss) of consolidated
      group before income taxes and
      changes in accounting       $592,296     $428,527   $  920,920    $272,345
   Dividends received from
      less than fifty percent
      owned affiliates               1,399          782        2,329       1,706
   Fixed charges net of
      capitalized interest         194,434      145,586      310,047     375,238

      Total earnings              $788,129     $574,895   $1,233,296    $649,289


Fixed charges:
   Interest expense of con-
      solidated group (includes
      capitalized interest)       $190,943     $142,522   $  303,080    $369,325
   Portion of rental charges
      deemed to be interest          3,504        3,064        7,008       6,127

      Total fixed charges         $194,447     $145,586   $  310,088    $375,452


Ratio of earnings to
   fixed charges **                  4.05         3.95         3.98        1.73

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The computation of the ratio of earnings to fixed charges is based on applicable amounts
of
the Company and its consolidated subsidiaries plus dividends received from less-than fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* For the year ended October 31, 1991, earnings available for fixed charges coverage were
$22 million less than the amount required for a ratio of earnings to fixed charges of 1.0.

** The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                           Year Ended October 31
                                       1992         1991       1990
                                      (In thousands of dollars)
Earnings:
   Income (loss) of consolidated
      group before income taxes and
      changes in accounting          $ 43,488     $(26,176)  $  587,528
   Dividends received from
      less than fifty percent
      owned affiliates                  2,325        6,229        7,775
   Fixed charges net of
      capitalized interest            420,133      454,092      439,200

      Total earnings                 $465,946     $434,145   $1,034,503


Fixed charges:
   Interest expense of con-
      solidated group (includes
      capitalized interest)          $415,205     $451,936   $  435,217
   Portion of rental charges
      deemed to be interest             6,720        4,088        3,983

      Total fixed charges            $421,925     $456,024   $  439,200


Ratio of earnings to
   fixed charges **                      1.10            *         2.36